November 26, 2019

Fong Kheong
Chief Executive Officer
Phoenix Plus Corp.
17/F, The Workstation, 43-45, Lyndhurst Terrace
Central, Hong Kong

       Re: Phoenix Plus Corp.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed November 12, 2019
           File No. 333-233778

Dear Mr. Kheong:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 31, 2019 letter.

Amendment no. 2 to Form S-1 filed November 12, 2019

Major Contracts, page 18

1. Please file your agreements with Rooframes Metal Tech Sdn Bhd and WWB Corporation as exhibits to your registration statement. Refer to Item 601(b)(10) of Regulation S-K.
Solar Power System Design and Installation, page 18

2.     Please revise to complete your disclosure in the third paragraph.

       You may contact Tracie Mariner (Staff Accountant) at (202) 551-3744 or Terence
O'Brien (Accounting Branch Chief) at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood (Staff
 Fong Kheong
Phoenix Plus Corp.
November 26, 2019
Page 2

Attorney) at (202) 551-3345 or Asia Timmons-Pierce (Special Counsel) at (202) 551-3754 with any other questions.



FirstName LastNameFong Kheong                            Sincerely,
Comapany NamePhoenix Plus Corp.
                                                         Division of
Corporation Finance
November 26, 2019 Page 2                                 Office of
Manufacturing
FirstName LastName